UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2003

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No     X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

(KSE: 30200 / NYSE: KTC)

Year 2002

Preliminary Earnings Commentary

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of 2002 year end and forward-looking statements with respect to the financial condition, results of operations and business of KT management. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plan, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

Please note that the financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses. KT’s non-consolidated audit financial statements and report as of and for the fiscal year end of 2002 will be filed with the Korea Financial Supervisory Commission in March 31, 2003.

If you have any questions in connection with this presentation, please contact the Investor Relations Department of KT Corp.

KT Corporation

Investor Relations

Tel:	82-31-727-0941~5
Fax:	82-31-727-0939
E-mail:	minhee@kt.co.kr

Financial Highlights

A.	Summary of Balance Sheet

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Total Assets	22,018.5	22,851.1	-832.6	-3.6%	22,018.5	22,743.0	-724.5	-3.2%
Current Assets	3,781.2	2,810.2	971.0	34.6%	3,781.2	3,482.6	298.6	8.6%
Quick Assets	3,689.3	2,755.6	933.7	33.9%	3,698.3	3,439.9	249.9	7.3%
Cash & Cash Equivalents	997.9	911.6	86.3	9.5%	997.9	1,072.9	-75.0	-7.0%
Account Receivables	2,122.8	1,616.8	506.0	31.3%	2,122.8	1,910.4	212.4	11.1%
Others	568.6	227.2	341.4	150.3%	568.6	456.6	112.0	24.5%
Investories	91.9	54.6	37.3	68.4%	91.9	42.7	49.2	115.1%
Fixed Assets	18,237.3	20,040.9	-1,803.6	-9.0%	18,237.3	19,260.4	-1,023.1	-5.3%
Invested Assets	6,174.6	7,244.8	-1,070.2	-14/8%	6,174.6	7,359.7	-1,185.0	-16.1%
KTF Shares	2,362.0	2,468.8	-106.8	-4.3%	2,362.0	2,407.7	-45.7	-1.9%
KTICOM Shares	0	847.4	—	—	0	848.0	—	—
SKT Shares	872.3	2,483.5	-1,611.2	-64.9%	872.3	1,959.3	-1,086.9	-55.5%
Deferred Assets	318.5	532.0	-213.5	-40.1%	318.5	447.6	-129.1	-28.8%
Long-term Loans	1,132.5	219.5	913.0	415.8%	1,132.5	936.1	196.4	21.0%
Others	1,489.3	693.6	795.7	114.7%	1,489.3	761.0	728.4	95.7%
Tangible Assets	11,838.6	12,534.3	-695.7	-5.6%	11,838.6	11,685.2	153.4	1.3%
Intangible Assets	224.0	261.7	-37.7	-14.4%	224.0	215.5	8.6	4.0%
Total Liabilities	14,222.2	11,057.6	3,164.7	28.6%	14,222.2	13,579.6	642.6	4.7%
Current Liabilities	4,325.9	3,829.7	496.2	13.0%	4,325.9	3,476.5	849.4	24.4%
Interest-bearing Debts	1,543.1	1,462.6	80.5	5.5%	1,543.1	1,235.4	307.8	24.9%
Account Payable	955.5	943.4	12.1	1.3%	955.5	719.3	236.2	32.8%
Others	1,827.3	1,423.7	403.6	28.3%	1,827.3	1,521.8	305.5	20.1%
Long-term Liabilities	9,896.3	7,227.9	2,668.5	36.9%	9,896.3	10,103.1	-206.8	-2.0%
Interest-bearing Debts	7,601.9	4,299.2	3,302.7	76.8%	7,601.9	7,748.6	-146.7	-1.9%
Installation Deposit	1,535.8	2,352.9	-817.2	-34.7%	1,535.8	1,600.9	-65.2	-4.1%
Others	758.7	575.7	183.0	31.8%	758.7	753.6	5.1	0.7%
Total Shareholders’ Equity	7,796.3	11,793.5	-3,977.3	-33.9%	7,796.3	9,163.3	-1,367.1	-14.9%
Capital Stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	1,561.0	0.0	0.0%
Capital Surplus	1,440.3	1,440.3	0.0	0.0%	1,440.3	1,440.3	0.0	0.0%
Retained Earnings	8,132.6	6,562.3	1,570.3	23.9%	8,132.6	7,857.8	274.7	3.5%
Capital Adjustment	-3,337.6	2,230.0	-5,567.6	-249.7%	-3,337.6	-1,695.8	-1,641.8	96.8%
Treasury Stock	-4,109.1	-91.1	-4,018.0	-4,409.0%	-4,109.1	-3,471.0	-638.1	-18.4%
Unrealized Gain on Investments	781.0	2,321.1	-1,540.2	-66.4%	781.0	1,782.0	-1,001.0	-562. %
Others	-9.4	0	-9.4	—	-9.4	-6.7	-2.7	—
Total Interest-bearing Debts	9,145.0	5,761.8	3,383.2	587. %	9,145.0	8,983.9	161.1	1.8%
Net Debts	8,148.2	4,850.2	3,296.9	68.0%	8,147.2	2,320.3	5,826.9	251.1%
Debt/Equity Ratio	182.4%	93.8%	88.7%p		182.4%	148.2%	34.2%p

B.	Summary of Income Statement

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Operating Revenue	11,694.3	11518.3	176.0	1.5%	3,007.0	2,878.2	128.2	4.5%
Operating Expense	9,951.6	10,063.1	-111.5	-1.1%	2,909.5	2,454.4	455.1	18.5%
Depreciation	2,639.6	2,967.0	-327.4	-11.0%	766.0	644.5	101.5	15.3%
Labor	2,687.0	2,573.2	113.8	4.4%	644.3	682.6	-38.4	-5.6%
Commission	576.0	464.9	111.2	23.9%	160.2	142.5	17.7	12.4%
Sales Promotion	223.9	200.4	23.5	11.7%	94.1	55.0	39.1	71.1%
Sales Commission	71.1	47.5	23.6	49.7%	35.5	13.8	21.7	157.1%
Allowance for Sales	186.4	80.7	105.7	130.9%	126.0	13.5	112.5	834.8%
Advertising	157.1	101.7	55.4	54.5%	50.5	32.6	17.9	55.0%
Repairs & Maintenance	323.4	308.8	14.6	4.7%	92.7	91.5	1.1	1.3%
Cost of Goods	268.2	225.9	42.4	18.8%	51.5	57.3	-5.7	-10.0%
Cost of Service Provided	2,064.2	2,384.9	-320.8	-13.5%	656.2	513.8	142.4	27.7%
Cost of Service	424.4	349.6	74.8	21.4%	132.7	100.1	32.6	32.5%
LM Interconnection	1,185.4	1,645.2	-459.8	-27.9%	290.9	307.5	-16.7	-5.4%
Intn’l Settlement	177.9	200.0	-22.0	-11.0%	42.5	50.0	-7.5	-15.0%
Cost of SI/NI Services	276.4	190.2	86.3	45.4%	190.1	56.1	134.0	238.7%
R&D	233.9	218.3	15.6	7.1%	71.3	53.4	17.9	33.6%
Others	520.7	489.8	30.9	6.3%	161.2	133.9	27.3	20.3%
Operating Income	1,742.7	1,455.1	287.5	19.8%	97.5	423.8	-326.3	-77.0%
Operating Margin	14.9%	12.6%	2.3%P		3.2%	14.7%	-11.5%P
EDITDA	4,382.3	4,422.2	-39.9	-0.9%	863.5	1,088.3	-224.8	-20.7%
EDITDA Margin	37.5%	38.4%	-0.9%P		28.7%	37.8%	-9.1%P
Non-operating Income	1,783.2	1,013.6	769.5	75.9%	1,035.7	146.0	889.7	609.5%
Gains on Disp. Of Inv. Assets	1.154.4	615.5	538.9	87.6%	908.3	0	908.3	—
Interest Income	55.1	48.7	6.4	13.1%	41.2	12.0	2.2	18.1%
FX Transaction Gain	30.5	6.8	23.6	346.8%	15.1	5.8	9.3	160.4%
FX Translation Gain	115.3	11.8	103.5	876.5%	16.3	-27.6	43.9	-158.9%
USO Fund	145.5	72.6	72.9	100.4%	7.8	102.8	-95.0	-92.4%
Others	282.4	258.2	24.3	9.4%	74.1	53.0	21.1	39.9%
Non-operating Expense	921.7	1,102.6	-180.9	-16.4%	277.6	179.7	97.8	54.4%
Interest Expense	418.0	423.6	-5.6	-1.3%	105.8	111.7	-5.9	-5.3%
FX Transaction Loss	24.8	8.9	15.9	177.3%	3.8	11.3	-7.5	-66.2%
FX Translation Loss	18.6	38.6	-20.0	51.7%	3.4	-15.3	18.7	122.4%
Loss on Equity Method	106.8	132.6	-25.8	-19.5%	49.5	26.0	23.6	90.7%
Loss on Disp. Of Inv. Assets	85.8	196.2	-110.4	-56.3%	42.3	10.6	31.6	298.0%
Others	267.7	302.7	-35.0	-11.6%	72.7	35.4	37.3	105.2%
Ordinary Income	2,604.2	1,366.2	1,238.1	90.6%	855.7	390.1	465.6	119.4%
Income Tax	653.7	279.0	374.7	134.3%	200.8	84.4	116.4	137.9%
Net Income	1,950.5	1,087.2	863.3	79.4%	654.9	305.7	349.2	114.2%

2002 VS. 2001 Financial Highlights Comparison

Operating Revenue

•	Despite a 17.7% LM interconnection tariff cut in May 1st, 2002, the revenue for year 2002 increased KRW 176.0 billion (1.5%) to KRW 11.694 trillion as Internet including broadband, wireless, and telephone revenues continued to grow.

Operating Income

•	Operating expense for year 2002 decreased KRW 111.5 billion (1.1%) as depreciation cost decreased due to efficient CAPEX control and interconnection cost paid to wireless operators reduced. With a support from the operating expense, operating income for year 2002 increased KRW 287.5 billion (19.8%) to KRW 1.743 trillion.

Non-Operating Income & Expense

•	Non-operating income for year 2002 increased substantially by KRW 769.5 billion (75.9%) to KRW 1.783 trillion, due to the sale of SKT shares, USO compensation rate increase up to 50% and FX gains.

•	Non-operating expense for year 2002 decreased KRW 180.9 billion (16.4%) to KRW 921.7 billion. It’s mainly driven by a decrease in the loss on disposition of tangible assets by KRW 110.4 billion (56.3%) and a decrease in the loss on equity methods by KRW 25.8 billion (19.5%) as operational performance of subsidiaries including KTF improved.

Net Income

•	Net income increased KRW 863.2 billion (79.4%) to KRW 1.950 trillion, with a support from operating expense reduction, SKT share disposal, and USO compensation rate increase.

•	Normalized net income, excluding gains on SKT share disposal, also increased KRW 488.4 billion (81.8%) to KRW 1.086 trillion.

III. Operating Results

A.  Operating Revenue

Overview

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Operating Revenue	11,694.3	11,518.3	176.0	1.5%	3,007.0	2,878.2	128.8	4.5%
Internet	2,000.4	1,519.4	481.0	31.7%	548.4	501.1	47.3	9.4%
Broadband	1,573.4	1,117.3	456.1	40.8%	429.7	402.2	27.5	6.8%
Telephone	4,741.5	4,610.4	131.1	2.8%	1,179.9	1,197.0	-17.1	-1.4%
Land-to-Mobile	2,224.4	2,799.8	-575.4	-20.6%	516.8	502.9	13.9	2.8%
Leased Line	1,388.6	1,395.3	-6.8	-0.5%	337.4	340.6	-3.2	-0.9%
Other data	209.4	262.9	-53.5	-20.4%	55.5	50.1	5.4	10.9%
Wireless (PCS resale etc.)	662.5	518.2	144.3	27.8%	164.0	167.8	-3.8	-2.2%
Satellite	124.2	101.0	23.3	23.0%	23.9	39.6	-15.8	-39.8%
Others	343.3	311.2	32.1	10.3%	181.0	79.0	102.0	129.1%

•	Despite a 17.7% LM interconnection tariff cut in May 1st, 2002, the total operating revenue for year 2002 increased KRW 176.0 billion (1.5%) year over year. It’s mainly driven by the continuous growth in broadband, telephone and PCS Resale.

•	In particular, Internet revenue accounts for 17.1% of the total operating revenue in 2002 whereas it only accounted for 13.2% in 2001.

2.    Internet Revenue

(KRW billion)

	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
Sector			Amount	%			Amount	%
Total Internet Revenue	2000.4	1519.4	481.0	31.7%	548.4	501.1	47.3	9.4%
Broadband	1573.8	1117.1	456.7	40.9%	429.7	402.2	27.5	6.8%
Kornet	284.0	297.5	-13.5	-4.5%	70.7	69.4	1.3	1.9%
Others	142.6	104.8	37.7	36.0%	48.0	29.5	18.5	62.9%
IDC	82.4	38.9	43.5	111.8%	29.5	20.8	8.7	41.9%
Bizmeka	12.0	0.0	12.0	—	5.6	2.0	3.5	174.7%
Others (Hanmir, VOIP etc)	48.1	65.9	-17.8	-0.8	12.9	6.7	6.3	-1.5
Broadband Subscriber No. (‘000)	4,922	3,858	1,064	27.6%	4,992	4,558	434.0	9.5%

•	Core growth business, Internet business revenue increased KRW 481 billion (31.7%) year over year and KRW 47.3 billion (9.4%) quarter over quarter.

•	In 3Q of 2002 net addition of broadband subscribers slowed down; however, with a support of recent launch of VDSL and W-LAN the net addition accelerated in 4Q. Monthly net addition in October was 115,930, 122,255 in November and 126,344 in December.

•	Kornet revenue decreased KRW 13.5 billion (4.5%) year over year, due to fierce market competition and new service offered, such as metro-ethernet. Nevertheless, Kornet revenue increased slightly by KRW 1.3 billion (1.9%) quarter over quarter.

•	IDC revenue increased KRW 43.5 billion (111.8%) and Bizmeka revenue, a customized solution service for SMEs, increased KRW 12 billion compared to last year; however, other internet revenue decreased KRW 17.8 billion (0.8%) compared to last year, due to the spin-off of ‘BuynJoy’, internet shopping mall, in May 2002,

3.	Telephone Revenue

(KRW billion)

Sector	FY2002E	FY2001	2002 Y/2001 Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Total Telephone Revenue	4,741.5	4,610.4	131.1	2.8%	1.180.0	1,197.0	-17.1	-1.4%
Subscriber Connection	1,567.5	1,384.4	183.1	13.2%	369.3	381.0	-11.7	-3.1%
Subscription Fee	250.6	233.1	17.5	7.5%	32.4	51.2	-18.8	-36.8%
Basic Monthly Fee	1,114.5	939.3	175.3	18.7%	286.3	282.0	4.3	1.5%
Installation	49.6	49.1	0.5	1.0%	12.8	10.9	1.9	17.3%
Interconnection	152.2	161.0	-8.7	-5.4%	37.6	36.9	0.7	1.9%
Others	0.5	2.0	-1.4	-72.2%	0.3	0.0	0.3	1,195.3%
Local	1,400.9	1,504.6	-103.7	-6.9%	368.3	335.2	33.1	9.9%
Usage	1,005.2	1,181.4	-176.2	-14.9%	260.0	233.8	26.2	11.2%
Interconnection	120.5	112.8	7.7	6.8%	32.6	30.2	2.3	7.7%
Others	275.3	210.4	64.9	30.8%	75.8	71.1	4.7	6.5%
Domestic Long Distance	1,050.4	1,032.9	17.5	1.7%	272.6	258.9	13.7	5.3%
Usage	984.1	990.0	-5.9	-0.6%	254.5	241.9	12.5	5.2%
Interconnection	65.7	42.5	23.3	54.8%	18.0	16.8	1.2	6.8%
Others	0.6	0.5	0.1	17.7%	0.1	.0.1	0.0	21.8%
International Long Distance	346.2	364.7	-18.5	-5.1%	89.6	85.8	3.7	4.4%
Usage	342.5	362.8	-20.3	-5.6%	88.7	84.9	3.8	4.5%
Others	3.7	1.9	1.8	95.7%	0.9	1.0	-0.0	-5.0%
International Settlement Revenue	150.6	134.0	16.7	12.4%	42.0	46.2	-4.2	-9.0%
VAS	132.6	102.7	29.9	29.1%	35.7	33.9	1.8	5.2%
114 Phone Directory Service	98.2	55.3	42.9	77.5%	4.1	57.3	-53.2	-92.8%
Public Telephone	105.1	143.7	-38.6	-26.8%	23.4	27.2	-3.8	-14.0%
Miscellaneous	2.0	4.2	-2.2	-52.5%	0.4	0.4	0.0	1.2%
Sales D/C	-112.0	-116.1	4.1	-3.6%	-25.5	-28.9	3.4	-11.7%

•	Telephone revenue increased KRW 131.1 billion (2.8%) year over year. The main reason for the increase is 4,271,000 non-refundable subscriber net additions. The total number of telephone subscribers increased from 21,897,000 to 22,327,000; as a result, revenue from basic monthly fee increased.

•	Revenue from subscription fee increased KRW 17.5 billion (7.5%) year over year, whereas it decreased KRW 18.8 billion (36.8%) quarter over quarter, due to a decrease in non-refundable subscriber net addition. The net addition in 3Q was 838,000, and 451,000 in 4Q.

•	Comparing to 3Q of 2002 local and domestic long distance telephone usage revenues increased KRW 26.2 billion (11.2%), and KRW 12.5 billion (5.2%), respectively with a support from a newly introduced optional flat rate program, which was offered for 3 months starting from September 2002.

•	The usage revenue from international long distance decreased KRW 20.3 billion (5.6%) year over year, mainly driven by a loss in market share (67.1% as of December 2001 → 66.2% as of November 2002), due to intense competition in the market. Nevertheless, it increased KRW 3.8 billion (4.5%) quarter over quarter

•	Comparing to last year, 114 phone directory service revenue increased KRW 42.9 billion (77.5%), but it decreased KRW 53.2 billion (92.8%) compared to 3Q. The 92.8% quarter over quarter decrease was because the retroactive settlement recorded previously as revenue receivable in advance was adjusted in 4Q. 114 phone directory service has been offered to mobile operators at a price below the cost. However, in year 2002 mobile operators have agreed to pay 114 phone directory service they receive at its cost and to make retroactive settlement for the service they received from 1998 until 2001 based on the cost. According to the new settlement method, KTF made retroactive payment in 6 installments in 2002; however, the settlement with other mobile operators is still under negotiation.

4.    LM (Land to Mobile) Interconnection Revenue

(KRW billion)

	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
Sector			Amount	%			Amount	%
LM Revenue	2,224.4	2,799.8	-575.4	-20.6%	516.8	502.9	13.9	2.8%
LM Interconnection Cost	1,185.4	1,645.2	-459.8	-27.9%	290.9	307.5	-16.7	-5.4%
LM Operating Profit	1,039.0	1,154.6	-115.6	-10.0%	226.0	195.4	30.5	15.6%
LM Margin	46.7%	41.2%	5.5%p		43.7%	38.9%	4.9%p

•	There were 17.7% LM tariff cut and 22% LM interconnection rate cut in 2002, as results, LM revenue and LM interconnection cost both decreased KRW 575.4 billion (20.6%) and decreased KRW 459.8 billion (27.9%) year over year, respectively. Despite the LM tariff cut, LM margin increased 5.5%p year over year from 41.2% to 46.7%. Comparing to 3Q, LM revenue and LM margin increased 2.8% and 4.9%p quarter over quarter as traffic increased due to active promotion and relatively low price recognition by customers.

5.     Leased Line Revenue

(KWR billion)

	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
Sector			Amount	%			Amount	%
Total Leased Line Revenue	1,388.6	1,395.3	-6.8	-0.5%	337.4	340.6	-3.2	-0.9%
Local	717.4	707.5	10.0	1.4%	180.4	178.7	1.7	0.9%
Domestic Long Distance	554.8	581.4	-26.6	-4.6%	133.6	138.1	-4.5	-3.2%
Intn’l Long Distance	13.3	10.1	-3.25	-32.2%	14.3	16.1	-1.8	-11.1%
Broadcasting & Others	103.0	96.4	6.6	6.9%	9.1	7.7	1.4	17.8%

•	Leased line service revenue decreased KRW 6.8 billion (0.5%) and KRW 3.2 billion (0.9%) year over year and quarter over quarter, respectively. It is mainly due to severe competition and introduction of alternative services, such as metro-Ethernet and IP-VPN.

•	However, local and broadcasting leased line revenue slightly increased year over year on the back of 5~10% tariff raise in services providing speed less than 1.5Mbps.

6.    Other Data Revenue

(KWR billion)

	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
Sector			Amount	%			Amount	%
Other Data Revenue	209.4	262.9	-53.5	-20.4%	55.5	50.1	5.4	10.9%
Dial-up (014xy)	26.5	99.5	-73.0	-73.4%	4.1	5.4	-1.4	-25.1%
Packet Data	55.1	76.5	-21.4	-28.0%	11.6	13.1	-1.6	-11.9%
EDI	27.9	17.2	10.7	62.4%	11.9	5.3	6.6	123.1%
Others (ATM etc.)	99.8	69.7	30.2	43.3%	28.0	26.2	1.8	6.8%

•	Dial-up revenue continued to decrease due to the migration to the broadband service.

•	However, EDI and other data services showed an increasing trend both yearly and quarterly.

7.    Wireless Revenue

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Total Wireless Revenue	662.5	518.2	144.3	27.9%	164.0	167.8	-3.8	-2.2%
PCS Resale	664.3	458.4	205.9	44.9%	167.0	167.3	-0.3	-0.2%
PCS Service	413.2	280.3	132.9	47.4%	110.3	108.1	2.2	2.0%
Handset Sales	247.4	178.1	69.4	39.0%	53.0	59.2	-6.2	-10.4%
Other Wireless Revenue	-1.8	59.8	-61.6	-103.0%	-3.0	0.5	-3.5	-730.6%
PCS Resale Expense	403.8	280.7	123.1	43.87%	94.1	95.5	-1.4	-1.5%
Cost of Handset	241.1	186.4	54.8	29.4%	47.5	55.1	-7.7	-13.9%
Interconnection Fee to KTF	162.7	94.3	68.4	72.5%	46.7	40.4	6.3	15.6%
Resale subscribers (’000)	1,422.0	1,147.0	275	24.0%	1,422.0	1,391.0	31.0	2.2%

•	The wireless revenue increased KRW 144.3 billion (27.9%) to KRW 662.5 billion as 275,000 wireless subscriber net addition gained in 2002.

•	However, quarter over quarter handset sales decreased KRW 6.2 billion (10.4%) as net addition slowed down in 4Q.

8.    Satellite Revenue

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Total Satellite Revenue	124.2	101.0	23.3	23.0%	23.9	39.6	-15.8	-39.8%

•	The satellite revenue increased KRW 23.3 billion (23.0%) year over year due to KDB service expansion.

•	However, quarter over quarter revenue decreased KRW 15.8 billion (39.8%) due to seasonality in demands.

9.    Other Revenue

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Other Revenue	343,3	311.2	32.1	10.3%	181.0	79.0	102.0	129.1%
SI/NI	255.9	198.7	57.3	28.8%	168.1	57.3	110.7	193.2%

•	Other revenue is comprised of System Integration and Network Integration (SI/NI), local and international telex, yellow page and so forth.

•	In 2002 SI/NI revenue increased KRW 57.3 billion (28.8%) year over year as KT won more projects.

B.    Operating Expenses

1.	Labor Expense

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Total Labor Expense	2,687.0	2,573.2	113.8	4.4%	644.3	682.6	-38.4	-5.6%
Salaries & Wages	1,881.9	1,778.0	103.8	5.8%	447.8	447.2	0.6	0.1%
Salaries	1,076.7	1,032.6	44.1	4.3%	271.7	269.8	1.9	0.7%
Wages	802.1	720.2	81.8	11.4%	175.2	176.6	-1.4	-0.8%
*Performance-based Bonus	510.5	450.1	60.4	13.4%	132.8	87.2	45.6	52.2%
Miscellaneous	3.2	25.3	-22.1	-87.5%	0.9	0.8	0.1	13.7%
Employee Benefits	558.7	508.9	49.9	9.8%	132.9	177.9	-45.0	-25.3%
Bonus	142.0	137.6	4.5	0%	0.0	71.6	-71.6	-100.0%
Retirement Allowance	246.4	286.3	-39.9	-13.9%	63.6	57.5	6.1	10.6%

•	The total labor expense increased KRW 113.8 billion (4.4%) year over year. Main reasons for the increase are due to regular promotions and a 3.1% salary increase according to the salary agreement with the labor union in 2002 and.

•	On the other hand, the total labor expense decreased KRW 38.4 billion (5.6%) quarter over quarter, due to the time difference in yearly bonus payment (refer to the bonus payment schedule below)

*    Annual Bonus Payment Schedule (100% equals to roughly one month’s basic salary)

Term	Yr 2002		Yr 2001
1Q	Performance-Based Bonus Lunar New Year Bonus	50% 100%	Performance-Based Bonus Lunar New Year Bonus	100% 100%
2Q	Performance-Based Bonus	250%	Performance-Based Bonus	185%
3Q	Performance-Based Bonus Lunar Thanksgiving Bonus	100% 100%	Performance-Based Bonus Lunar Thanksgiving Bonus	100% 100%
4Q	Performance-Based Bonus	150%	Performance-Based Bonus	100%

2. Depreciation

•	Depreciation cost decreased KRW 327.4 billion (11.0%) year over year due to efficient management on capital investments. However, depreciation cost increased 101.5 billion (15.3%) quarter over quarter, due to more construction completed in 4Q.

3.	Commissions

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Total Commission	576.0	464.9	111.2	23.9%	160.2	142.5	17.7	12.4%
Commission to KT Linkus	132.1	148.1	-16.0	-10.8%	25.5	36.1	-10.6	-29.44%
Commission to 114 (KOIS, KOID)	121.4	58.0	63.4	109%	31.6	30.5	1.0	3.3%
Commission to Call Center	77.9	61.5	16.3	26.6%	24.5	20.2	4.2	20.9%
Commission to Hitel	8.8	2.4	6.3	263.2%	4.1	2.7	1.3	48.5%
Commission to KM Credit	25.3	14.1	11.2	79.5%	2.6	7.9	-5.3	-67.1%
Commission for Submarine Cable Maintenance	8.7	7.4	1.3	17.5%	2.3	1.8	0.5	29.0%
Commission for Telex Delivery	11.0	10.0	1.1	10.7%	2.3	2.3	0.0	0.3%
Others	190.9	163.4	27.5	16.9%	67.3	40.9	26.4	92.2%

•	The total commission expense increased by KRW 111.2 billion (23.9%), and KRW 17.7 billion (12.4%) year over year and quarter over quarter, respectively. It is driven by a number of outsourcing increase including call center, Hitel, KM Credit, and submarine cable maintenance, and telex delivery.

4.	Sales Promotion

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Sales Promotion	481.4	328.6	152.8	46.5%	255.7	82.3	173.4	210.7%
Promotion	223.9	200.4	23.5	11.7%	94.1	55.0	39.1	71.1%
Sales Commission	71.1	47.5	23.6	49.7%	35.5	13.8	21.7	157.1%
Allowance	186.4	80.7	105.7	130.9%	126.0	13.5	112.5	834.8%

•	Total sales promotion expense increased KRW 152.8 billion (46.5%) year over year to 481.4 billion.

•	Promotion expense increased KRW 23.5 billion (11.7%) year over year due to more active promotion for VDSL and W-LAN service. Sales commission expense increased

KRW 23.6 billion (49.7%) year over year, because of a change in sales commission payment method to external sales distribution channel.

•	Allowance for doubtful accounts increased KRW 105.7 billion (130.9%) year over year, due to an increase in delinquent accounts receivable as economy shows downturn.

Repairs & Maintenance

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Repairs & Maintenance	323.4	308.8	14.6	4.7%	92.7	91.5	1.1	1.3%

•	Repairs and maintenance cost increased KRW 14.6 billion (4.7%) year over year, due to an increase in installation costs of telephone and broadband, and natural disaster repairing cost.

6.	Cost of Goods Sold

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Cost of Goods Sold	268.2	225.9	42.4	18.8%	51.5	57.3	-5.7	-10%
PCS Handset Cost	241.1	186.4	54.8	29.4%	47.5	55.1	-7.7	-13.9%
Wireless LAN Card	3.7	0.0	1.6	—	2.1	1.6	0.5	32.7%
Others	23.4	39.5	-16.07	-40.7%	2.01	0.59	1.4	239%

•	The cost of goods sold increased KRW 42.4 billion (18.8%) year over year, as net addition of PCS resale and W-LAN increased by 275,000 and 118,521, respectively.

•	However, the cost of goods sold decreased KRW 5.7 billion (10%) quarter over quarter due to a decrease in PCS resale net addition.

7.	Cost of Service

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Cost of Service Provided	2,064.2	2,384.9	-320.8	-13.5%	656.2	513.8	142.4	27.7%
Cost of Service	424.4	349.6	74.8	21.4%	132.7	100.1	32.6	32.5%
PCS Resale Network Cost to KTF	162.7	94.3	68.4	72.5%	46.7	40.4	6.3	15.6%
B&A Service Cost	78.8	87.7	-14.9	-17.0%	16.0	17.7	-1.7	-9.4%
Others	188.9	167.5	21.3	12.7%	70.0	42.0	28.0	66.5%
SI/NI Service Cost	276.4	190.2	86.3	45.4%	190.1	56.1	134.0	238.7%
International Settlement Cost	177.9	200.0	-22.0	-11.0%	42.5	50.5	-7.5	-15.0%
LM Interconnection Cost	1,185.4	1,645.2	-459.8	-27.9%	290.9	307.5	-16.7	-5.4%

•	In spite of an increase in PCS resale network cost to KTF by KRW 68.4 billion (72.5%) and SI/NI service cost by KRW 86.3 billion (45.4%), the total cost of service provided decreased KRW 320.8 billion (13.5%) year over year. LM interconnection cost also decreased KRW 459.8 billion (27.9%) year over year, and KRW 307.5 billion (5.4%) quarter over quarter due to 22% LM interconnection rate cut.

8.	Non-Operating Income

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Non-Operating Income	1,783.2	1,013.6	769.5	75.9%	1,035.7	146.0	889.7	609.5%
Gains on Disp. Of Inv. Assets	1,154.4	615.5	538.9	87.6%	908.3	0	908.3	—
Interest Income	55.1	48.7	6.4	13.1%	14.2	12.0	2.2	18.1%
FX Transaction Gain	30.5	6.8	23.6	346.8%	15.1	5.8	9.3	160.4%
FX Translation Gain	115.3	11.8	103.5	876.5%	16.3	-27.6	43.9	-158.9%
USO Fund	145.5	72.6	72.9	100.4%	7.8	102.8	-95.0	-92.4%
Others	282.4	258.2	24.3	9.4%	74.1	53.0	21.1	39.9%

•	The non-operating income increased KRW 769.5 billion (75.9%) year over year, mainly aided by gains on the disposal of 5.5 million SKT shares in April and December 2002 and foreign exchange (FX) gains due to the depreciation of Korean won.

•	Due to the increase in USO compensation rate announced on July 30th, 2002 (from 10.9% in 2000 to 50% in 2002), USO compensation increased KRW 72.9 billion (100.4%) year over year.

•	Gain on disposal of SKT shares:

Sector	2002 2Q	2002 4Q		2003 1Q
Number of shares	1,000,000	4,457,635	(5%)	3,809,288	(4.27%)
Book value	18,868	18,868		18,868
Amount of sales (bn)	265.7	1,020.8		838.0
Gain on sales (bn)	246.1	908.3		794.5
Tax paid (bn)	69.2	231.6		202.6
Portion affecting net income	176.9	676.7		591.9

9.	Non-Operating Expenses

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Non-operating Expense	921.7	1,102.6	-180.9	-16.4%	277.6	179.7	97.8	54.4%
Interest Expense	418.0	423.6	-5.6	-1.3%	105.8	111.7	-5.9	-5.3%
FX Transaction Loss	24.8	8.9	15.9	177.3%	3.8	11.3	-7.5	-66.2%
FX Translation Loss	18.6	38.6	-20.0	51.7%	3.4	-15.3	18.7	122.4%
Loss on Equity Method	106.8	132.6	-25.8	-19.5%	49.5	26.0	23.6	90.7%
Loss on Disp. Of Inv. Assets	85.8	196.2	-110.4	-56.3%	42.3	10.6	31.6	298.0%
Others	267.7	302.7	-35.0	-11.6%	72.7	35.4	37.3	105.2%

•	Non-operating expense decreased KRW 180.9 billion (16.4%) year over year, due to a decrease in loss on equity method as operational performance of subsidiaries improved.

•	In addition, loss on disposition of tangible assets decreased KRW 110.4 billion (56.3%) year over year, due to a decrease in disposal or replacement of tangible assets compared to year 2001.

10.	Net Income

(KRW billion)

Sector	FY2002E	FY2001	2002Y/2001Y		2002 4Q	2002 3Q	2002 4Q/2002 3Q
			Amount	%			Amount	%
Income Before Tax	2,604.1	1,366.2	1,238.0	90.6%	855.7	390.1	465.6	17.9%
Income Tax	653.7	279.0	374.7	134.3%	200.8	84.4	116.4	137.9%
Effective Tax Rate	25.1%	20.4%	4.7%P		23.5%	21.6%	3.5%P
Net Income	1,950.4	1,087.2	863.2	79.4%	654.8	305.7	349.1	114.2%
Gain on SKT shares disposition	864.6	489.8	374.8	76.5%	676.7	0	676.7	—
Normalized Net Income	1,085.8	597.4	488.4	81.8%	-21.9	305.7	-327.6	-107.2%

•	Net income increased substantially by KRW 863.2 billion (79.4%) year over year to KRW 1,950.4 billion, with a support from CAPEX savings, SKT share disposal, USO compensation rate increase and loss on disposition of tangible assets decrease.

•	Normalized net income, excluding gains on SKT share disposal, also increased KRW 488.4 billion (81.8%) to KRW 1.086 trillion.

C.    Balance Sheet Highlights

1.	Assets

•	Total assets decreased KRW 832.6 billion (3.6%) year over year, mainly due a substantial reduction in investment assets caused by equity swap with SKT, and sale of KTICOM shares to KTF.

•	Long-term loan increased KRW 913.0 billion (415.8%), because a loan was given to ESOA (Employee Stock Ownership Association) during the course of privatization in May 2002.

2.	Liabilities

•	Although refundable deposit decreased substantially by KRW 817.2 billion (34.7%) as a number of non-refundable subscribers increased, the total liabilities increased KRW 3.165 trillion (28.6%) to KRW 14.222 trillion. The 28.6% increase was due to the issuance of Bonds with Warrants (US$0.5 billion) and Convertible Bonds (Foreign: US$131.8 billion, Domestic: KRW 1,397.3 billion) during the course of privatization.

3.	Shareholders’ Equity

•	Despite an increase in retained earnings by KRW 1.570 trillion (23.9%), the total shareholders’ equity decreased KRW 3.997 trillion (33.9%) to KRW 7. 796 trillion. It was due to a 249.7% year over year decrease in capital adjustment caused by SKT share disposal and acquisition of treasury shares.

IV.	Summary Statistics

	Dec-00	Dec-01	Jan-02	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02
Broadband Subs	1,729,320	3,858,194	3,907,000	3,963,150	4,076,799	4,161,658	4,254,851	4,333,268	4,388,929	4,465,225	4,558,006	4,673,936	4,796,191	4,922,535
Net Addition	1,719,021	2,128,874	48,806	56,150	113,649	84,859	93,193	78,417	55,661	76,296	92,761	115,930	122,255	126,344
Megapass ADSL	1,322,531	3,340,526	3,364,673	3,439,721	3,549,177	3,629,707	3,713,743	3,782,437	3,838,349	3,910,083	3,998,405	4,110,197	4,226,268	4,347,742
ADSL-Premium	462,747	626,293	625,330	627,309	630,101	630,698	635,444	636,634	634,397	635,738	640,599	644,708	647,879	649,834
ADSL-Lite	851,694	2,640,718	2,680,450	2,729,068	2,829,410	2,903,354	2,974,527	3,031,436	3,082,898	3,154,978	3,234,420	3,337,131	3,445,123	3,561,119
Special (1)												218	383	413
Other ADSL Multi-IP	8,090	73,515	78,893	83,344	89,666	95,655	103,772	114,367	121,054	119,367	123,386	128,140	132,883	136,376
* VDSL applied subs (2)										8,566	25,557	60,000	110,000	147,000
Megapass B&A	397,144	441,765	434,464	428,165	421,788	416,386	411,454	407,271	400,109	392,477	384,383	374,547	364,086	350,216
Megapass Satellites	9,036	12,020	12,051	11,960	11,872	11,816	12,092	11,966	6,271	6,159	6,108	6,087	6,146	6,029
Megapass BWLL	492	989	977	967	964	948	941	894	798	793	785	754	698	604
Megapass Ntopia	117	62,894	74,836	82,337	92,998	102,801	116,621	130,680	143,402	155,713	168,325	182,351	198,993	217,944
Broadband ARPU	39,403	30,159	29,637	30,066	31,649	30,430	30,561	30,476	30,342	30,171	29,800	29,406	29,160	29,037

	Dec-00	Dec-01	Jan-02	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02
WLAN Subs							621	8,124	9,695	19,689	55,261	71,829	91,102	118,521
Megapass Nespot (Residential)								7,607	6,040	14,093	25,319	32,409	39,209	45,699
Kornet Nespot(Corporates) (5)								517	558	468	1,754	2,085	2,347	2,591
Nespot ID Only									3,097	5,138	28,188	37,335	49,546	70,231

	Dec-00	Dec-01	Jan-02	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02
Bizmeka Subs		2,276	2,594	4,290	7,361	18,841	36,131	44,000	41,154	67,101	63,392	59,951	54,680	51,675

	Dec-00	Dec-01	Jan-02	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02
Leased Lines	592,400	593,832	601,082	602,680	596,961	599,048	599,073	602,223	603,378	602,313	600,704	600,662	600,072	599,136
Local leased line	532,264	538,308	545,157	547,226	543,268	545,494	546,544	549,688	551,361	551,113	549,750	549,569	549,381	548,509
DLD leased line	59,763	55,160	55,561	55,093	53,327	53,188	52,163	52,168	51,652	50,835	50,587	50,724	50,320	50,256
International leased line (6)	275	265	266	264	267	268	267	268	264	263	264	265	266	264
Broadcasting leased line	98	99	98	97	99	98	99	99	101	102	103	104	105	107
Internet Leased Lines	26,095	28,381	28,105	28,336	28,211	28,273	29,159	29,531	29,725	30,094	30,744	31,882	33,408	35,350

	Dec-00	Dec-01	Jan-02	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02
KT PCS Resale Subs	725	1,147	1,128	1,201	1,297	1,252	1,295	1,366	1,342	1,344	1,391	1,403	1,417	1,422
CDMA 1x Subs (’000)		52	54	164	299	279	353	451	466	508	N/a	644	689	721

	Dec-00	Dec-01	Jan-02	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02
Fixed-line Subs (’000) (3)	21,524	21,897	21,959	21,967	22,022	22,054	22,105	22,109	22,114	22,147	22,201	22,266	22,313	22,327
Residential users (%)	73%	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%	72%
Non-refundable users (%)	32%	48%	49%	52%	53%	55%	58%	61%	62%	63%	64%	65%	65%	66%
Fixed-line installed (’000)	24,383	24,854	24,870	24,881	24,886	24,890	24,916	24,969	25,037	25,025	24,973	25,082	25,075	25,062
Digital(%)	79.7%	87.5%	87.5%	87.5%	87.5%	87.5%	87.5%	87.7%	88.1%	88.3%	88.9%	89.4%	89.7%	90.4%
Fiber optic (km)	111,728	118,815	118,567	119,071	119,557	120,168	120,770	121,410	122,130	122,863	131,244	120,252	124,051	126,732
Caller ID Users (’000)	—	848	948	1,048	1,174	1,271	1,388	1,506	1,609	1,702	1,740	1,816	1,883	1,946
VAS users (’000)	8,548	8,948	8,949	8,969	8,984	8,985	8,993	9,007	9,026	9,042	9,071	9,098	9,117	9,113

	Dec-00	Dec-01	Jan-02	Feb-02	Mar-02	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Nov-02	Dec-02
Population (’000)	47,008	47,343	47,640	47,640	47,640	47,640	47,640	47,640	47,640	47,640	47,640	47,640	47,640	47,640
Number of Household	15,765	16,081	16,242	16,242	16,242	16,242	16,242	16,242	16,242	16,242	16,242	16,242	16,242	16,242
Broadband Market Share (4)
KT	44.7%	49.4%	49.2%	49.0%	49.1%	49.0%	49.6%	49.7%	48.2%	48.2%	48.3%	48.8%	49.3%	49.9%
Hanaro	28.5%	26.4%	26.7%	26.9%	27.0%	27.2%	27.6%	27.8%	30.0%	30.2%	30.2%	30.0%	29.7%	29.1%
Thrunet	19.7%	16.7%	16.9%	17.0%	16.9%	16.6%	15.3%	14.9%	14.3%	14.1%	13.9%	13.6%	13.4%	13.2%
Others	7.1%	7.5%	7.2%	7.1%	7.0%	7.2%	7.5%	7.6%	7.5%	7.5%	7.6%	7.6%	7.7%	7.8%
KT Leased Line Market Share
KT	70.9%	70.0%	70.6%	70.6%	70.6%	70.8%	71.1%	70.8%	70.7%	70.7%	N/A	70.7%	70.7%	70.7%
Fixed-line Market Share
Local M/S (subscriber base)	98.3%	96.9%	96.8%	96.6%	96.5%	96.3%	96.2%	96.1%	96.0%	95.9%	95.8%	95.7%	95.6%	96.0%
DLD M/S (revenue base)	85.6%	84.5%	84.4%	84.5%	84.7%	84.7%	84.8%	85.0%	85.0%	84.8%	84.9%	84.9%	85.0%	—
ILD (revenue base)	64.3%	67.1%	68.1%	66.7%	66.7%	66.7%	66.9%	67.2%	66.6%	66.6%	66.4%	66.2%	66.5%	—

20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 5, 2003

KT Corporation

By:	/s/ Jeong - Soo Suh
Name: Jeong - Soo Suh Title: Vice President and Chief Financial Officer